Exhibit a(i)

NOTICE OF FULL REDEMPTION

to the Holders of

Satélites Mexicanos, S.A. de C.V.’s

9.50% Senior Secured Notes due 2017

CUSIP Numbers 80402R AA4, P8521X AA1, 80402R AB2, 803895 AJ0

NOTICE IS HEREBY GIVEN, pursuant to the Indenture referred to below, that Satélites Mexicanos, S.A. de C.V., a sociedad anónima de capital variable organized under the laws of the United Mexican States (the “Company”), has elected to redeem, on May 15, 2014 (the “Redemption Date”), $359,956,000.00 aggregate principal amount of its 9.50% Senior Secured Notes due 2017 (the “Notes”) under the Indenture, which represents all of the outstanding Notes, pursuant to Section 3.07(e) of the Indenture and paragraph (5) of the Notes, at the Redemption Price set forth below.

As used herein, the term “Indenture” means the Indenture, dated as of May 5, 2011, by and between Satmex Escrow, S.A. de C.V., a sociedad anónima de capital variable organized under the laws of the United Mexican States, a wholly-owned subsidiary of the Company, and Wilmington Trust, National Association (as successor by merger to Wilmington Trust FSB), as trustee (the “Trustee”). Capitalized terms used and not otherwise defined herein have the meanings given thereto in the Indenture.

The “Redemption Price” with respect to each redeemed Note is equal to:

(a)	104.750% of the principal amount of such Note, plus

(b)	the accrued but unpaid interest thereon to the Redemption Date.

The Notes will become due and payable, at the Redemption Price therefor, on the Redemption Date only upon presentation and surrender of the Notes to the Trustee, acting as Paying Agent, as follows:

By Mail, Overnight Courier or Hand:
Wilmington Trust, National Association Corporate Capital Markets – Satmex Administrator 50 South Sixth Street, Suite 1290 Minneapolis, MN 55402

Interest on the Notes shall cease to accrue on and after the Redemption Date, unless the Company defaults in making such redemption payment or the Paying Agent is prohibited from making such payment pursuant to the terms of the Indenture.

*Neither the Company nor the Trustee shall be held responsible for the selection or use of any CUSIP numbers, nor is any representation made as to the correctness or accuracy of the CUSIP numbers listed in this Redemption Notice or printed on the Notes. They are included solely for convenience of the Holders.

IMPORTANT NOTICE

Noteholders may be subject, under certain circumstances, to backup withholding tax with respect to the redemption payment. Such backup withholding may be applicable if such noteholder, among other things, fails to (i) furnish its correct taxpayer identification number, (ii) certify that it is not subject to backup withholding, or (iii) otherwise comply with applicable backup withholding requirements.

Satélites Mexicanos, S.A. de C.V.

Date: April 11, 2014